EXHIBIT 12.1

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal year ended
	August 28, 1999	August 26, 2000	August 25, 2001	August 31, 2002	August 30, 2003	Nine Months Ended May 31, 2003	The period from August 31, 2003 to March 25, 2004	The period from March 26, 2004 to May 29, 2004
	(as restated)
	(dollars in thousands)
Net income (loss) before income taxes	$(4,072)	$6,801	$(3,929)	$(6,713)	$10,898	$20,393	$(4,583)	$20,402

Fixed charges (1):
Interest charges	$14,594	$15,691	$22,846	$26,026	$28,940	$21,817	$16,455	$4,572
Interest portion of lease expense	$200	$309	$735	$833	$983	$742	$626	$122
Total fixed charges	$14,794	$16,000	$23,581	$26,859	$29,923	$22,559	$17,081	$4,694

Net income from operations before income taxes and fixed charges	$10,722	$22,801	$19,652	$20,146	$40,821	$42,952	$12,498	$25,096

Ratio of earnings to fixed charges (2)	—	1.43x	—	—	1.36x	1.90x	—	5.35x

(1)	During the periods presented the Company had no preferred stock outstanding that required a cash payment. Therefore, the ratio of earnings to combined fixed charges and preferred dividends was the same as the ratio of earnings to fixed charges for each of the periods presented.

(2)	For purposes of computing this ratio, earnings consist of income (loss) before taxes on income and fixed charges. Fixed charges consist of interest expense, amortization of deferred debt issuance costs and the portion of rental expense that includes an interest factor. Earnings before fixed charges were insufficient to cover fixed charges by approximately $4.1 million, $3.9 million, $6.7 million, and $4.6 million for the fiscal years ended August 28, 1999, August 25, 2001, August 31, 2002, and for the period from August 31, 2003 to March 25, 2004, respectively.